Koninklijke Philips Electronics N.V.

October 14, 2008

Mr. Jay Mumford,
Attorney-Advisor,
Securities and Exchange Commission,
Division of Corporation Finance,
100 F Street, N.E.,
Washington, D.C. 20549.

Re: Koninklijke Philips Electronics N.V.
Form 20-F for Fiscal Year Ended December 31, 2007
Filed February 19, 2008
File 1-05146-01

Dear Mr. Mumford:

This letter responds to your letter dated September 30, 2008 concerning furnishing of Reports on Form 6-K by Koninklijke Philips Electronics N.V. ("Philips").

For your convenience, we have restated your comment prior to our response.

Form 6-K

Comment:

It appears that a number of your Form 6-K filings contain information that may not have been "furnished promptly" as required by Form 6-K. For example, we note your Form 6-K dated March 21, 2008 contains press releases date February 21, 2008 and February 29, 2008. Please confirm to us that in your future filings your Form 6-K report will be furnished promptly after the material contained in the report is made public as required in General Instruction B to Form 6-K.

Response:

Philips confirms that it will furnish future filings on Form 6-K promptly after the material information contained in the related Form 6-K has been made public as required in General Instruction B to Form 6-K.

* * *

Building HBT
P.O. Box 77900
1070 MX Amsterdam
The Netherlands
Tel.: +31 20 59 77 777
Trade Register No. 17001910

PHILIPS

In connection with our response to your comment, Philips hereby acknowledges the following: Philips is responsible for the adequacy and accuracy of the disclosures in the filing; Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and Philips may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (011) 31-20-5977232 or John O'Connor of Sullivan & Cromwell LLP at (202) 956-7500 (request London office) or (011) 44-20-7959-8515 with any questions or comments concerning this response.

Very truly yours,

Eric Coutinho

cc: Ruairi Regan
(Securities and Exchange Commission)

John O'Connor
(Sullivan & Cromwell LLP)